UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Comstock Resources, Inc.

(Name of Issuer)

Common stock, par value $0.50 per share

(Title of Class of Securities)

205768302

(CUSIP Number)

Thomas L. Walker

Arkoma Drilling, L.P.

Williston Drilling, L.P.

One Cowboys Way
Frisco Texas 75034

972-497-4394

with a copy to:

Doug Rayburn

Gibson, Dunn & Crutcher LLP

2001 Ross Ave., Suite 2100
Dallas, Texas 75201

214-698-3442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 205768302	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS Arkoma Drilling, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TX
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 137,521,827*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 137,521,827*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,521,827*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*

Consists of (i) 104,521,077 shares of common stock, par value $0.50 per share (“Common Stock”), of Comstock Resources, Inc. (the “Issuer”) held by Arkoma Drilling, L.P., a Texas limited partnership (“Arkoma”) and (ii) 33,000,750 shares of Common Stock issuable upon the conversion of 132,003 shares of Series B Redeemable Convertible Preferred Stock of the Issuer (“Series B Preferred Stock”) held by Arkoma. Blue Star Exploration Company (the “General Partner”) is the general partner of Arkoma and Jerral W. Jones (“Mr. Jones”) is a director and the sole shareholder of the General Partner.  By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma or the General Partner.

**

The percentage is calculated based upon 276,329,863 outstanding shares of Common Stock, which was derived from the sum of (i) 232,579,863 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020 (the “Quarterly Report”) and (ii) 43,750,000 shares of Common Stock issuable upon the conversion of the outstanding shares of Series B Preferred Stock.

.

CUSIP No. 205768302	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS Williston Drilling, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TX
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,799,602*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,799,602*
11	Aggregate amount beneficially owned by each reporting person 44,799,602*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*

Consists of (i) 34,050,352 shares of Common Stock held by Williston Drilling, L.P., a Texas limited partnership (“Williston”) and (ii) 10,749,250 shares of Common Stock issuable upon the conversion of 42,997 shares of Series B Preferred Stock held by Williston.  The General Partner is the general partner of Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Williston or the General Partner.

**

The percentage is calculated based upon 276,329,863 outstanding shares of Common Stock, which was derived from the sum of (i) 232,579,863 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report and (ii) 43,750,000 shares of Common Stock issuable upon the conversion of the outstanding shares of Series B Preferred Stock.

CUSIP No. 205768302	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS Blue Star Exploration Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TX
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,321,429*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,321,429*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,321,429*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*

Consists of (i) 104,521,077 shares of Common Stock held by Arkoma, (ii) 33,000,750 shares of Common Stock issuable upon the conversion of 132,003 shares of Series B Preferred Stock held by Arkoma, (iii) 34,050,352 shares of Common Stock held by Williston and (iv) 10,749,250 shares of Common Stock issuable upon the conversion of 42,997 shares of Series B Preferred Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner.  By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**

The percentage is calculated based upon 276,329,863 outstanding shares of Common Stock, which was derived from the sum of (i) 232,579,863 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report and (ii) 43,750,000 shares of Common Stock issuable upon the conversion of the outstanding shares of Series B Preferred Stock.

CUSIP No. 205768302	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS Jerral W. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,321,429*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,321,429*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,321,429*
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*

Consists of (i) 104,521,077 shares of Common Stock held by Arkoma, (ii) 33,000,750 shares of Common Stock issuable upon the conversion of 132,003 shares of Series B Preferred Stock held by Arkoma, (iii) 34,050,352 shares of Common Stock held by Williston and (iv) 10,749,250 shares of Common Stock issuable upon the conversion of 42,997 shares of Series B Preferred Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner.  By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**

The percentage is calculated based upon 276,329,863 outstanding shares of Common Stock, which was derived from the sum of (i) 232,579,863 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report and (ii) 43,750,000 shares of Common Stock issuable upon the conversion of the outstanding shares of Series B Preferred Stock.

CUSIP No. 205768302	SCHEDULE 13D	Page 6 of 8

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends (i) the statement on Schedule 13D filed with the SEC on August 22, 2018 (the “Original Schedule 13D”), (ii) Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 11, 2019 (“Amendment No. 1”) and (iii) Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 17, 2019 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 3, this “Schedule 13D”). The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 remain in full force and effect, except as specifically amended by this Amendment No. 3.  This Schedule 13D relates to shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On July 17, 2020, 175,000 shares of Series B Preferred Stock issued to Arkoma and Williston pursuant to the Subscription Agreement, dated as of June 7, 2019, became convertible, at the option of Arkoma and Williston, at any time into shares of Common Stock at a conversion rate per share equal to (i) the sum of (A) the liquidation value of $1,000.00, plus (B) an amount equal to all accrued but unpaid dividends to, and including, the date of conversion, divided by (ii) $4.00 per share of Common Stock (as may be adjusted from time to time). As of the date hereof, the 175,000 shares of Series B Preferred Stock are convertible into 43,750,000 shares of Common Stock, plus any shares of Common Stock issuable in connection with any accrued but unpaid dividends on such preferred shares.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c), (d) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage is calculated based upon 276,329,863 outstanding shares of Common Stock, which was derived from the sum of (i) 232,579,863 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report and (ii) 43,750,000 shares of Common Stock issuable upon the conversion of 175,000 shares of Series B Preferred Stock held by Arkoma and Williston.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.  By virtue of Covey Park Holdings LLC’s (“New CPE”) sale of certain of its shares of Common Stock, among other factors, the Reporting Persons are no longer deemed to be a “group” for purposes of Rule 13d-5 under the Exchange Act. As a result, this Amendment No. 3 only reports the beneficial ownership of the Reporting Persons.

New CPE has undertaken to file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information.  The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by New CPE.

(c)	The information set forth in Item 4 of Amendment No. 3 is incorporated by reference.
(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

CUSIP No. 205768302	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2020	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones

CUSIP No. 205768302	SCHEDULE 13D	Page 8 of 8

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 27, 2020	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones